Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Registration statement file number:333-116350

Subject Company: IAMGOLD
IAMGOLD Commission File Number 1-31528

TSX: GSC	NEWS RELEASE	AMEX: GSS

GOLDEN STAR EXTENDS OFFER FOR IAMGOLD

Confirms Extension of the Offer Deadline to August 16, 2004

Denver, Colorado, July 28, 2004 – Golden Star Resources Ltd. (TSX:GSC; AMEX:GSS) announced today that it has extended its offer to purchase all of the outstanding common shares of IAMGold Corporation (TSX:IMG; AMEX:IAG) until 12:01 a.m. on Monday, August 16, 2004.

An extension was agreed to last week when Golden Star negotiated access to IAMGold’s confidential information in order to satisfy the due diligence condition in its offer (see Golden Star’s press release of July 23). IAMGold’s shareholder rights plan expires at 11:59 p.m. on Sunday, August 15, 2004. IAMGold has agreed that Golden Star will not be restricted from taking up and paying for IAMGold shares tendered to its offer after that time.

Under the terms of Golden Star’s offer, IAMGold shareholders would receive:

•	1.25 Golden Star shares per IAMGold share; OR

•	1.15 Golden Star shares plus C$0.50 cash per IAMGold share.

In addition, Golden Star will pay a further C$0.20 in cash per IAMGold share to tendering IAMGold shareholders when it is definitively determined that no break fee is paid or payable to Wheaton River Minerals Ltd. in accordance with the Amended and Restated Arrangement Agreement between IAMGold and Wheaton River dated April 29, 2004. Based on the current lack of information about whether the break fee is payable to Wheaton River following the IAMGold shareholders’ rejection of the merger, there can be no assurance that the C$0.20 per IAMGold share payment will be made or of the timing of any such payment.

Golden Star’s offer (excluding the additional C$0.20 per IAMGold share cash payment) represents a premium of 23% to the IAMGold closing share price on May 27, 2004, the last trading day prior to the announcement of Golden Star’s initial proposal.

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BMO Nesbitt Burns is acting as Golden Star’s financial advisor in connection with the offer, Fasken Martineau DuMoulin LLP is acting as Golden Star’s Canadian legal advisor and Davis Graham & Stubbs LLP is acting as Golden Star’s U.S. legal advisor. For further information about the offer, IAMGold shareholders should contact Innisfree M&A Incorporated at 1-877-825-8772 (English speakers) or 1-877-825-8777 (French speakers).

About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold project, which is expected to commence production mid-year. Both mines, which are expected to reach an annualized production rate in excess of 350,000 ounces from mid-2005, are located in Ghana near two of IAMGold’s joint venture mines. In addition, Golden Star has an 81% interest in the currently inactive Prestea Underground Mine on the Bogoso/Prestea property, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star presently has approximately 140 million common shares outstanding.

Cautionary Statements

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding estimated production, the benefits of the transaction proposed by Golden Star and the development potential of Golden Star’s properties. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; or lack of IAMGold shareholder support for the transaction proposed by Golden Star. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other risk factors in our Form 10-K for 2003. The forward looking information contained in this press release constitutes management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

Golden Star Resources Ltd.	PR04-31 Page 2 of 3

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made in the United States pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (“SEC”). Golden Star is amending its Registration Statement on SEC Form S-4 to reflect the extension of its offer until August 16, and mailing the revised prospectus and related offer documents to IAMGold shareholders in the United States. Golden Star is also amending its Schedule 14D-1F which includes certain other documents related to the business combination, including the notice of extension. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star are available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312, telephone no. (303) 830-9000, toll free no. (800) 553-8436.

For further information please contact:

Golden Star Resources Ltd.
Peter Bradford
President and Chief Executive Officer
+1 303 894 4613

Allan Marter
Senior Vice President and Chief Financial Officer
+1 303 894 4631

Bruce Higson-Smith
Vice President Corporate Development
+1 303 894 4622

Media Contact
John Lute
Lute & Company
+ 1 416 929 5883
jlute@luteco.com

Investor Information

BMO Nesbitt Burns Inc.
Darin Smith
+1-866-758-9860

or

Innisfree M&A Incorporated
Alan Miller
+1-212-750-5833

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